Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name of Entity	Jurisdiction of Organization	Ownership Interest
Delmar Bancorp - Registrant	Maryland
The Bank of Delmarva	Delaware	100%
Delmarva Real Estate Holdings, LLC	Maryland	100%
Davie Circle, LLC	Delaware	100%
Delmarva BK Holdings, LLC	Maryland	100%
DHB Development, LLC	Maryland	40.55%
FBW, LLC	Maryland	50%